DAVIS POLK & WARDWELL
Michael J. Willisch 91 702 2741 michael.willisch@dpw.com	MARQUÉS DE LA ENSENADA, 2 28004 MADRID 91 702 2680 FAX 91 702 2765	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 28, 2007

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:           Banco Bilbao Vizcaya Argentaria, S.A.
Amendment No. 2 to Form F-4
Filed May 29, 2007
File No. 333-141813

Dear Mr. Friar:

On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 27, 2007 with respect to the above-mentioned Amendment No. 2 to Form F-4 (the “Amendment No. 2”).

This letter and BBVA’s Amendment No. 3 (the “ Amendment No. 3”) to Form F-4 (the “F-4”) are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter, along with a courtesy copy of the Amendment No. 3 marked to indicate changes from Amendment No. 2 filed on May 29, 2007.

The Staff’s comments, indicated in italics, are followed by BBVA’s responses. All references to page numbers in BBVA’s responses are to pages in the marked version of the Amendment No. 3.

Mr. William Friar	2	June 28, 2007

Form F-4

Spanish Tax Consequences, page 71

1.
Revise the proposed language (your letter of June 22, 2007) to change the phrase in the first sentence from, “… the following is a summary of the material Spanish tax consequences…” to “the following are the material Spanish income tax consequences…”.  In addition, revise the second sentence from, “This summary is not a complete analysis or listing of all possible…” to “This discussion of all the possible…”.

In response to the Staff’s comment, the disclosure on page 73 has been revised.

Exhibit 8.2

2.	Revise the third to last paragraph to include the income tax consequences to Compass and also to its shareholders.

In response to the Staff's comment, the disclosure on page 69 and exhibit 8.2 have been revised.

Exhibit 8.3

3.	Revise the third to last paragraph to include the income tax consequences to Compass and also to its shareholders.

In response to the Staff's comment, the disclosure on page 69 and exhibit 8.3 have been revised.

General

4.	Your responses to our letter dated May 29, 2007 must be filed via EDGAR concurrently with your next pre-effective amendment.

BBVA’s response to the Staff’s comment letter dated May 29, 2007 was filed via EDGAR on June 8, 2007.

Mr. William Friar	3	June 28, 2007

*     *     *

Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact the undersigned at +34-91-702-2741, John K. Knight at +44-20-7418-1038, Andres V. Gil at 212-450-4779 or John K. Doulamis at +44-20-7418-1394.

Sincerely, /s/ Michael J. Willisch Michael J. Willisch

CC:	Mr. Raul Santoro de Mattos Almeida
Banco Bilbao Vizcaya Argentaria, S.A.,
New York Branch
1345 Avenue of the Americas, 45th Floor
New York, New York 10105
Phone (212) 728-1660

Edward Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Phone (212) 403-1000

Victor I. Lewkow Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Phone (212) 225-2000